This is a translation of the original Japanese “Notice of resolutions adopted at the Extraordinary General Meeting of Shareholders” prepared for the convenience of non-resident shareholders. Should there be any discrepancy between any part of this translation and the original Japanese text, the latter shall prevail.

December 21, 2015

NOTICE OF RESOLUTIONS ADOPTED AT THE EXTRAORDINARY GENERAL
MEETING OF SHAREHOLDERS

Dear Shareholder,

We would like to notify that the following matters were resolved at the Extraordinary General Meeting of Shareholders, held today.

Yours faithfully,

Tatsumaro Terazawa, Representative Director and President
The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishi-ku, Yokohama, Kanagawa

Matters resolved:

Proposal 1:	Approval of the Share Transfer Plan with The Higashi-Nippon Bank, Limited

This proposal was approved and adopted as originally proposed, and therefore the share transfer will be conducted with The Higashi-Nippon Bank, Limited (address:  11-2, Nihonbashi 3-chome, Chuo-ku, Tokyo) in order to incorporate a company named “Concordia Financial Group, Ltd.” (address:  7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo) that would become a wholly-owning parent company of The Higashi-Nippon Bank, Limited and the Bank, effective as of Friday, April 1, 2016.

Proposal 2:	Partial Amendments to the Articles of Incorporation

This proposal was approved and adopted as originally proposed, and therefore the record date for ordinary meeting of shareholders will be abolished, Article 13 of the current Articles of Incorporation will be deleted and the articles following current Article 14 will be renumbered (the “Amendments”).

The Amendments will take effect on March 31, 2016 on the condition that the approved Share Transfer Plan does not lose its effectiveness until the day before March 31, 2016.

In accordance with Article 38 and Article 39, paragraph (1) of the current Articles of Incorporation, we will pay dividends (i.e., a year-end dividend) from surplus for fiscal year ending March 2016 (from April 1, 2015 to March 31, 2016) to shareholders and registered pledgees of shares who are recorded in the final shareholder registry as of March 31, 2016.